Mail Stop 3561

February 21, 2008

Via Fax & U.S. Mail

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

> Re: **Patriot Transportation Holding, Inc.**
> **Form 10-K for the year ended September 30, 2007**
> **Filed December 7, 2007**
> **File No. 000-17554**

Dear Mr. Van Landingham:

We have reviewed your response letter dated February 13, 2008 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2007

Note 11. Accrued Vacation Liability

1. We note from your response to our prior comment that you concluded that the accrual was not material to prior periods from both a qualitative and a quantitative perspective. However, it appears that if you had made the adjustment to begin accruing for vacation at the end of fiscal 2005 or in either of the first two quarters of fiscal 2006, the effect on operating profit and pre-tax income would have resulted in more than a five percent difference. In light of this significance, please revise your disclosure in future filings to discuss the reasons the adjustment was not made until the third quarter of fiscal 2006 and to include disclosure of both the quantitative and qualitative factors used in your determination that the accrual was not material to prior periods.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2007
Note (10)CEO Retirement

2. We note from the disclosure in Note 10 that in connection with the CEO's retirement, the Company will pay him approximately $4,700,000 for his accrued benefit under the Management Security Plan, the fair value of his outstanding stock options and restricted stock and an additional bonus. We also note that the total impact of these payments on the Company's earnings for fiscal 2008 is expected to be $2,371,000 which is included in selling, general and administrative expense. Please tell us and disclose in the notes to your financial statements the various components of the $2,371,000 of expense recognized. Your response should specifically address the amount of expense recognized in connection with accelerated vesting and repurchase of the CEO's options and restricted shares and should explain how this amount was calculated. Also, please reconcile the $4,730,643 payment to be made to the CEO as described in Item 4. of the December 5, 2007 agreement with John E. Anderson included as Exhibit 10(l) with the $2,371,000 of expense recognized. We may have further comment upon receipt of your response.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief